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Rec'd 3/1/02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51519

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CPFG Securities, Inc.



OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Independence Circle
(No. and Street)



RECD S.E.C.
MAR 1 2002

Chico	CA	95973
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce D. Johnson, President (530) 842-1284
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Matson and Isom
(Name — *if individual, state last, first, middle name*)

P.O. Box 1638	Chico	CA	95927
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CPFG Securities, Inc., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Not Applicable

State of California
County of Butte
Subscribed & sworn to before me
by Bruce D. Johnson on
February 28, 2002

[signature]
Notary Public

[signature]
Signature

President
Title


DIANA M. LOGSDON
COMM. # 1226338
NOTARY PUBLIC-CALIFORNIA
COUNTY OF BUTTE
Comm. Expires July 2, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Certified Public Accountants



matson and isom

Founded in 1962 by Robert M. Matson and W. Howard Isom

Chico
1360 East Lassen Avenue
P.O. Box 1638
Chico, CA 95927-1638
Phone (530) 891-6474
Fax (530) 893-6689

Redding
1255 East Street, Suite 202
P.O. Box 991891
Redding, CA 96099-1891
Phone (530) 244-4980
Fax (530) 244-4983

www.matson-isom.com

January 17, 2002

Board of Directors
CPFG Securities, Inc.
55 Independence Circle, Suite 101
Chico, CA 95973

We have audited the financial statements of CPFG Securities, Inc. for the year ended December 31, 2001, and have issued our report thereon dated January 15, 2002. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under Generally Accepted Auditing Standards

As stated in our engagement letter dated January 11, 2002, our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with generally accepted accounting principles. Because of the concept of reasonable assurance and because we did not perform a detailed examination of all transactions, there is a risk that material errors, irregularities, or illegal acts, including fraud and defalcations, may exist and not be detected by us.

As part of our audit, we considered the internal control of CPFG Securities, Inc. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

Significant Accounting Policies

Management has the responsibility for selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by CPFG Securities, Inc. are described in Note 1 to the financial statements. We noted no transactions entered into by the Company during the year that were both significant and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected.

Significant Audit Adjustments

For purposes of this letter, professional standards define a significant audit adjustment as a proposed correction of the financial statements that, in our judgment, may not have been detected except through our auditing procedures. These adjustments may include those proposed by us but not recorded by the Company that could potentially cause future financial statements to be materially misstated, even though we have concluded that such adjustments are not material to the current financial statements. We proposed no audit adjustments that could, in our judgment, either individually or in the aggregate, have a significant effect on the Company's financial reporting process.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principal to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Issues Discussed Prior to Retention of Independent Auditors

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

This information is intended solely for the use of the Board of Directors, and management of CPFG Securities, Inc. and should not be used for any other purpose.

Very truly yours,

MATSON AND ISOM



BRYCE E. GIBBS, CPA
Email: bgibbs@matson-isom.com

Certified Public Accountants



matson and isom

Founded in 1962 by Robert M. Matson and W. Howard Isom

Chico
1360 East Lassen Avenue
P.O. Box 1638
Chico, CA 95927-1638
Phone (530) 891-6474
Fax (530) 893-6689

Redding
1255 East Street, Suite 202
P.O. Box 991891
Redding, CA 96099-1891
Phone (530) 244-4980
Fax (530) 244-4983

www.matson-isom.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
CPFG Securities, Inc.
Chico, CA 95973

In planning and performing our audit of the financial statements and supplemental schedules of CPFG Securities, Inc. (the Company), for the period ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Matson and Isom

January 15, 2002

CPFG SECURITIES, INC.

Chico, California

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION WITH
INDEPENDENT AUDITORS' REPORT

December 31, 2001

Matson and Isom

TABLE OF CONTENTS

December 31, 2001

CPFG Securities, Inc.

	Page Number
FINANCIAL INFORMATION	
Independent Auditors' Report	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6
SUPPLEMENTAL INFORMATION	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10

Certified Public Accountants



matson and isom

Founded in 1962 by
Robert M. Matson
and W. Howard Isom

Chico
1360 East Lassen Avenue
P.O. Box 1638
Chico, CA 95927-1638
Phone (530) 891-6474
Fax (530) 893-6689

Redding
1255 East Street, Suite 202
P.O. Box 991891
Redding, CA 96099-1891
Phone (530) 244-4980
Fax (530) 244-4983

www.matson-isom.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
CPFG Securities, Inc.
Chico, California

We have audited the accompanying statement of financial condition of CPFG Securities, Inc., as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CPFG Securities, Inc., as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements of CPFG Securities, Inc. taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Matson and Isom

January 15, 2002

December 31		**2001**
ASSETS		
CURRENT ASSETS		
Cash	$	22,734
Notes receivable		4,455
Accounts receivable		100,000
Prepaid expenses		2,415
Current deferred tax asset		572
Total Current Assets		130,176
OTHER ASSETS		
Non current deferred tax assets		582
Deposits		3,541
Total Other Assets		4,123
Total Assets	$	134,299
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Income taxes payable	$	14,922
Total Liabilities		14,922
STOCKHOLDER'S EQUITY		
Capital stock, $.01 par value, 1000 authorized; 300 shares issued and outstanding		3
Paid-in capital		93,934
Retained earnings		25,440
Total Stockholder's Equity		119,377
Total Liabilities and Stockholder's Equity	$	134,299

The accompanying notes are an integral part of these financial statements.

Year ended December 31	2001
REVENUES	
Fees	$ 150,000
EXPENSES	
Employee compensation and benefits	31,796
Dues and memberships	3,443
Office expenses	3,400
Professional fees	12,181
Rents	12,779
Travel and promotion	3,389
License and registration fees	11,298
Insurance	3,461
Total Expenses	81,747
Operating Income	68,253
OTHER INCOME	
Interest income	1,160
Income Before Income Taxes	69,413
PROVISION FOR INCOME TAXES	14,368
Net Income	$ 55,045

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Capital Stock			
	Common Shares	Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance at December 31, 2000	300	$ 3	$ 93,934	$ (29,605)	$ 64,332
Net income	-	-	-	55,045	55,045
Balance at December 31, 2001	300	$ 3	$ 93,934	$ 25,440	$ 119,377

The accompanying notes are an integral part of these financial statements.

Year ended December 31	2001
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 55,045
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in	
Prepaid expenses	(1,339)
Income taxes payable	(36,558)
Deferred income taxes	(2,879)
Net Cash Provided by Operating Activities	14,269
CASH FLOWS FROM INVESTING ACTIVITIES	
Issuance of notes receivable	(90,000)
Collections on notes receivable	85,545
Net Cash Used by Investing Activities	(4,455)
Net Increase in Cash	9,814
Cash at Beginning of Year	12,920
Cash at End of Year	$ 22,734
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash Paid for Income Taxes	$ 52,705

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization CPFG Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company is a Delaware corporation that is a wholly-owned subsidiary of Capital Partners Funding Group. The Company is engaged in a single line of business as a securities broker-dealer in variable universal life insurance policies.

Cash and Cash Equivalents Cash and cash equivalents include highly liquid investments, such as money market accounts, with maturities of 90 days or less when acquired. Cash is deposited in bank accounts insured by the Federal Depository Insurance Corporation. It is customary for balances to temporarily exceed the insurance limits.

Allowance for Doubtful Accounts Management has determined accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Income Taxes Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax benefits are reduced by a valuation allowance for any benefits that, in the opinion of management, are not likely to be realized.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Additionally, the fees from one company comprised 100% of revenues in 2001 and 100% of the outstanding accounts receivable balance as of December 31, 2001.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is also subject to the Commodity Futures Trading Commission's (CFTC's) minimum financial requirement (Regulation 1.17), which requires that the Company maintain net capital, as defined, equal to 4 percent of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. At December 31, 2001, the Company had net capital of $22,734 that was $17,734 in excess of its required net capital of $5,000. The Company's net capital ratio as of December 31, 2001, was .66 to 1.

4. INCOME TAX PROVISION

The provision for income taxes for the year ended December 31, 2001, consists of:

CURRENT	
Federal	$ 9,062
State	6,459
Total Current Income Tax Expense	15,521
Deferred income tax benefit	(1,153)
Total	$ 14,368

Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The deferred tax accounts result from the amortization of start up costs for tax purposes.

5. RELATED PARTY TRANSACTIONS

In January 2001, the Company loaned $90,000 to Capital Partners Funding Group, its sole shareholder. During 2001 the Company reduced the note receivable by $52,105 as payment for the Company's share of income taxes on Capital Partners Funding Group's state and federal consolidated income tax returns. The Company also received cash principal payments of $33,440, bringing the ending note balance to $4,455 as of December 31, 2001. The note is unsecured and payable in January 2002, with interest at 6.00% per annum.

6. OPERATING LEASES

In December 2000 the Company leased two automobiles from an unrelated party under noncancelable operating leases that call for monthly payments of $616 and $503. The leases are due to expire in December of 2005 and February of 2004, respectively. The aggregate rent expense for the year ended December 31, 2001, was $12,779. The future minimum lease payments as of December 31, 2001 are as follows:

Year ending December 31	
2002	$ 13,427
2003	13,427
2004	8,402
2005	6,776
Total Future Minimum Lease Payments	$ 42,032

SUPPLEMENTAL INFORMATION

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

	Filed Focus Report Part IIA	Audit Adjustments	2001
Net capital			
Total stockholder's equity	$ 132,473	$ (13,096)	$ 119,377
Deduct stockholder's equity not allowable for net capital	-	-	-
Total stockholder's equity qualified for net capital	132,473	(13,096)	119,377
Add:			
Other (deductions) or allowable credits:			
Income taxes payable on non-allowable receivable	-	14,922	14,922
Total Capital and Allowable Subordinated Borrowings	132,473	1,826	134,299
Deductions and/or charges:			
Nonallowable assets:			
Non-allowable receivable and other assets	(109,739)	(1,826)	(111,565)
Net Capital Before Haircuts on Securities Positions	22,734	-	22,734
Haircuts on securities	-	-	-
Net Capital	$ 22,734	$ -	$ 22,734
Items included on balance sheet:			
Income taxes payable	$ -	$ 14,922	$ 14,922
Total Aggregate Indebtedness	$ -	$ 14,922	$ 14,922
Computation of Basic Net Capital Requirement			
Minimum net capital required:			
Net capital total	$ 5,000	$ -	$ 5,000
Excess net capital	$ 17,734	$ -	$ 17,734
Ratio: Aggregate Indebtedness to Net Capital	-	-	.66 to 1

CPFG Securities, Inc. has amended the December 31, 2001 Focus report to reflect the changes above due to the proposed audit adjustments.